UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mercurity Fintech Holding Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

58936H 109(1)

(CUSIP Number)

Tuo Su
Room 505, Building No. 23, Yijuyuan
Pengjiang District, Jiangmen, Guangdong Province
People’s Republic of China
Phone: +86 13716053592

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

CUSIP No. 58936H 109	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Universal Hunter (BVI) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

216,825,600
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

216,825,600
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,825,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.02%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(2) Calculated based on the number in Row 11 above divided by 3,600,859,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of January 31, 2021.

CUSIP No. 58936H 109	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tuo Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

216,825,600
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

216,825,600
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,825,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.02%(3)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(3) Calculated based on the number in Row 11 above divided by 3,600,859,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of January 31, 2021.

CUSIP No. 58936H 109	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 1, 2020 (the “Original Schedule 13D”), which was amended by Amendment No. 1 to the Original Schedule 13D filed on December 10, 2020 (the “Amended No.1”, together with the Original Schedule 13D, the “Amended Filing”). Except as amended hereby, the Amended Filing remains in full force and effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Filing.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Amended Filing is hereby supplemented by the following:

On May 19, 2020, the Issuer and Universal Hunter (BVI) Limited (“Universal Hunter”), an exempted company with limited liability incorporated under the laws of the British Virgin Islands and an existing shareholder of the Issuer, entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Issuer issued to Universal Hunter 90,000,000 Ordinary Shares on March 20, 2020, 30,000,000 Ordinary Shares on January 27, 2021, and 180,000,000 Ordinary Shares on March 3, 2021. Universal Hunter currently holds in the aggregate 216,825,600 Ordinary Shares of the Issuer.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which has been filed as Exhibit 99.1, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4. Item 4 of the Amended Filing is hereby supplemented by the following:

Although the Reporting Persons have no present agreement to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in the Item 4 of Amended Filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (e) of the Amended Filing is hereby amended and restated as follows:

(a)-(b) The responses to Items 4 and 6, and rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 3,600,859,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of January 31, 2021.

CUSIP No. 58936H 109	Page 5 of 7 Pages

Except as disclosed in this Statement, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Persons did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 58936H 109	Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Share Purchase Agreement, dated as of May 19, 2020, by and between Mercurity Fintech Holding Inc. and Universal Hunter (BVI) Limited

 __________________

 * Previously filed.

CUSIP No. 58936H 109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

Tuo Su

/s/ Tuo Su